SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

                       PURSUANT TO RULE 13A-16 OR 15D-16

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF AUGUST, 2003

                        Commission file number: 1-14872


                                 SAPPI LIMITED

                (Translation of registrant's name into English)

                              48 AMESHOFF STREET
                                 BRAAMFONTEIN
                               JOHANNESBURG 2001
                           REPUBLIC OF SOUTH AFRICA
                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F      X             Form 40-F
                                ---


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                         No      X
                                                     ---

     If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

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                          FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Sappi Limited (the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate ", "plan", "assume", "positioned", "will", "may", "should", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company's potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group's key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group's products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired; consequences of the Group's leverage; adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company's Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

                                 SAPPI LIMITED
___________________________________________________________________________
22 October 2003

New CEO of Sappi's Forest Products Division and Managing Director of Sappi Forests announced.
___________________________________________________________________________

Sappi announced today that Andre Wagenaar has been appointed as the CEO of Sappi's Forest Products Division with effect from 1 January 2004, when Dr John Job relinquishes his responsibilities for the Southern African Businesses. The Forest Products Division manages Sappi's plantation, pulp and commodity paper businesses in South Africa.

Sappi announced on 23 May 2003 that John Job will continue in his position as Group Director of Technology with responsibilities for technology coordination and development, risk management and sustainable development and with his responsibilities as an Executive Director and Member of the Board of Sappi Limited.

Andre Wagenaar is currently Managing Director of Sappi Forests, responsible for Sappi's plantation and sawmills in South Africe. He will join the Executive Committee of Sappi Limited. He has been with Sappi for 11 years and held the position of Managing Director of Sappi Timber Industries from 1992 until 2000. He holds a B.Sc. degree in chemistry from the University of Stellenbosch.

Dinga Mncube will succeed Andre Wagenaar as Managing Director of Sappi Forests. He is currently the Forestry Director of Sappi Forests and previously held general management positions in Sappi Forests and Sappi Timber Products. He has been with Sappi for 10 years and holds a B.Sc. degree in Forest Management from Washington State University and a M.Sc. degree in Forest Products from the University of Idaho.

Sappi Forests manages approximately 500,000 hectares of forestland in South Africa and employs approximately 1,900 people.

Commenting on the appointments, Jonathan Leslie, Chief Executive of Sappi Limited said, "I am delighted to announce the appointment of Andre Wagenaar to this key role. He has a proven track record of leadership within Sappi and has particular strengths in manufacturing, product innovation and commercial negotiations. Dinga joins our senior management ranks having demonstrated his managerial ability running Sappi's sawmills and plantations. He will make a major contribution to our management team."

For further information contact:

Andre F Oberholzer
Corporate Affairs and Communication Manager
Sappi Limited
Tel +27 (0)11 407 8044
Fax +27 (0)11403 8236
Cell +27 (0)82 906 0638
Andre.Oberholzer@za.sappi.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                     SAPPI LIMITED

                                     by /s/ D.G. Wilson
                                        -------------------------------------
                                        Name:  D.G. Wilson
                                        Title: Executive Director: Finance


Date:  October 30, 2003